United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Table of Contnents

Press Release

Signature Page

Press Release
CVRD clarifies rumors published in the press about debentures
Rio de Janeiro, November 28, 2006 – Companhia Vale do Rio Doce (CVRD) clarifies that in the press conference held on November 24, 2006 called due to the new long-term contract signed to supply iron ore and pellets to ThyssenKrupp CSA Companhia Siderúrgica, CEO Roger Agnelli stated that the CVRD debentures offer could reach approximatelly R$ 7 billion.
According to the press release issued by CVRD on November 16, 2006 informing the Company request to the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission, for a register of R$ 5 billion non convertible debentures public offer in the Brazilian market, that includes the possibility to increase this offer by 35%. This happens due to the option to issue an additional of 75,000 debentures, dedicated to meet the excess demand that could be identified during the marketing process and corresponds to an increase of 15%, and to issue an additional 100,000 debentures, corresponding to an increase of 20% that could be issued by CVRD until the initial public announcement.
Therefore, all information concerning these debentures are available in public documents and they are related to the debentures offer and not to their demand, which will be known after the bookbuilding conclusion, scheduled to December 08, 2006, according to the estimated timetable.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: November 28, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations